Exhibit 99.1

FLAGSTAR FINANCIAL, INC.
EXECUTIVE STOCK OPTION GRANT NOTICE

This Notice (this “Notice”) confirms the grant of an Option (the “Option”) by Flagstar Financial, Inc. (the "Company") to [•] (“Executive”) and sets forth the terms and conditions of the Option. The Option is intended to qualify as an “employment inducement award” (as described in Section 303A.08 of the New York Stock Exchange Listed Company Manual) and, therefore, is not being granted under the New York Community Bancorp, Inc. 2020 Omnibus Incentive Plan (as may be amended from time to time, the “Plan”); provided, however, that the provisions of the Plan shall apply to the Option as if the Option were granted under the Plan, except as otherwise set forth herein. Any capitalized term that is used but not defined in this Notice shall have the meaning ascribed to such term in the Plan.

Grant Date:	[•]

Number of Shares Subject to the Option:	[•]

Exercise Price (Per Share):	[•]

Vesting Schedule:	See Section 1 of this Notice

Option Expiration Date:	[•]

Type of Option:	Non-Statutory Stock Option

1.         Vesting. The Option shall be eligible to vest in three (3) equal installments on each of the first, second and third anniversaries of the Grant Date (each such day, a “Vesting Date”) subject to Executive’s continuous employment with the Company through each applicable Vesting Date. In the event of Executive’s termination prior to any Vesting Date, the unvested portion of the Option outstanding at the time of Executive’s termination for any reason shall be forfeited immediately on the date of such termination. Upon a Change in Control, as defined in the Company’s 2020 Omnibus Incentive Plan, as may be amended from time to time, or any successor Plan, the vesting of any outstanding portion of the Option shall be immediately accelerated.

2.          Exercise Period. Any vested portion of the Option will, subject to the effectiveness of an applicable Company registration statement on Securities and Exchange Commission Form S-8, be exercisable until the earlier to occur of (i) the Option Expiration Date, (ii) ninety (90) days after Executive’s termination date if employment is terminated by Executive without Good Reason prior to [•], or (iii) a Change in Control, to the extent the Option is cancelled in exchange for a cash payment or other consideration, in accordance with the terms of the Plan.

3.           Method of Exercise. Executive may exercise all or any portion of the Option by giving written notice of exercise to the Company, on such form (which may be electronic) as provided by the Company, specifying the number of Shares to be exercised. The payment of the aggregate exercise price of the Shares being exercised, as well as all applicable withholding taxes in connection with any exercise, shall be satisfied through a net settlement procedure pursuant to which the Company will withhold a number of Shares otherwise issuable upon exercise of the Option with a Fair Market Value equal to the aggregate exercise price of the Shares being exercised plus an amount to cover all applicable withholding taxes or, as determined by the Company, through a broker-assisted sell-to-cover transaction or series of transactions.

4.          Rights as Stockholder. Executive shall have no rights of a stockholder with respect to the Shares subject to the Option (including the right to vote and the right to receive distributions or dividends) unless and until Shares are issued in respect thereof in accordance with Section 3 hereof.

5.         Option Subject to Plan. Notwithstanding that the Option being granted under this Notice is intended to qualify as an “employment inducement award” (as described in Section 303A.08 of the New York Stock Exchange Listed Company Manual) and, therefore, is not being granted under the Plan, this Notice (and the terms of the Option) is made pursuant to all of the provisions of the Plan as if the Option was granted under the Plan, except as otherwise set forth herein. In the event of any conflict between the provisions of this Notice and the provisions of the Plan, the provisions of this Notice shall govern.

6.          Governing Law. This Notice shall be governed by, interpreted under, and construed and enforced in accordance with the internal Laws, and not the Laws pertaining to conflicts or choices of laws, of the State of Delaware applicable to agreements made and to be performed wholly within the State of Delaware.

7.        Transfer. Subject to Law, the Option shall be transferable by Executive to immediate family members and trusts or LLCs wholly owned by Executive or his immediate family members.

8.          Necessary Acts. Executive hereby agrees to perform all acts, and to execute and deliver any documents, that may be reasonably necessary, required or desirable to carry out the provisions of this Notice, including but not limited to all acts and documents related to compliance with Laws, including federal and/or state securities and/or tax Laws.

9.          Entire Agreement. This Notice (and by reference, the applicable terms and conditions of the Plan) contains the entire agreement and understanding among the parties as to the subject matter hereof, and supersedes any other agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof.

10.        Notwithstanding anything herein or in any other document or communication to the contrary, the Executive’s employment with the Company or its affiliates and all compensation, payments and benefits that may be payable by any of them to the Executive, or the entry into any agreement related thereto, are subject to Law and regulatory requirements, including the receipt of any regulatory waivers or non-objections deemed necessary or appropriate by the Company or any applicable regulatory or governmental authority or agency, including pursuant to 12 CFR Part 359.

By signing below, Executive acknowledges and agrees to the terms and conditions of the Option as set forth in this Notice.

ACKNOWLEDGED AND AGREED